AMENDMENT NO. 1
TO THE AMENDED AND RESTATED
DECLARATION OF TRUST OF
THE SECTOR SPDR® TRUST
     The undersigned Assistant Secretary of The Sector SPDR ® Trust, a Massachusetts business trust (the “Trust”), does hereby certify that the Initial Sole Trustee of the Trust, acting pursuant to Article IX, Section 9.3 of the Trust’s Amended and Restated Declaration of Trust dated October 23, 1998, approved the following resolutions and that said resolutions continue in full force and effect as of the date hereof:
Resolved, that the name of the Trust is hereby changed to The Select Sector SPDR ® Trust (the “Trust”); and further
Resolved, that the Declaration of Trust and the By-Laws of the Trust be amended to reflect the name change for the Trust.
WITNESS my hand this 15th day of October, 2007.

/s/ Ryan M. Louvar
Ryan M. Louvar
Assistant Secretary